Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at September  30, 2010. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the nine months ended September 30, 2010.

(Skr millions)
Senior debt:
Long-term	236,799.9
Short-term	54,969.1
Total senior debt (1), (2)	291,769.0

Subordinated debt:
Long-term	2,933.3
Short-term	—
Total subordinated debt (1)	2,933.3

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 made up of 2,579,394 Class A shares and 1,410,606 Class B shares) (3)	3,990.0
Fair value reserves	2,065.9
Retained earnings	7,582.4
Net profit for the period	709.9

Total	14,348.2

Total capitalization	309,050.5

(1)                                 At September 30, 2010, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at September  30, 2010.

(2)                                 Unguaranteed and unsecured.

(3)                                 In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since September 30, 2010.